UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

 (Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

    ☒                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1)	This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is a communication used by ILOG S.A. on July 30, 2008:

WebSphere Software © 2008 IBM Corporation IBM Confidential An Introduction to IBM and WebSphere Software software

IBM SWG – WebSphere Software © 2008 IBM Corporation 2 Confidential Bring to bear the right systems, software, services and partnerships to help clients innovate Innovation that matters is what differentiates IBM We’re focused on our clients IBM is THE innovation partner – the innovator’s innovator IBM’s Strategy Our Values Dedication to every client’s success Innovation that matters – for our company and for the world Trust and personal responsibility in all relationships

IBM SWG – WebSphere Software © 2008 IBM Corporation 3 Confidential • Software - Largest supplier of infrastructure software – “Middleware” 2007 revenue: US$20.0B • Systems and Technology – Leading technology and systems solutions – POWER Technology, System Storage, Technology Collaboration Solutions. 2007 revenue: US$21.3B • Global Services - World’s largest business and technology services provider – business consulting, implementation services, hosting and outsourcing. 2007 revenue: US$54.1B • Research – IBM breaks US patent record – Tops list for 15th consecutive year in 2007 • Financing - World’s leading provider of financing and asset management services to companies selling or acquiring IT. 2007 revenue: US$2.5B IBM’s Businesses

IBM SWG – WebSphere Software IBM

The IBM Team

390,000 people worldwide contributing to our success


BUSINESS GROUPS & UNITS ("BRANDS")
SECTORS
Industries
MARKET CHANNELS
GEOGRAPHIES
IBM Research
Integrated Supply Chain (ISC)
IBM Global Financing (IGF)
Global Technology Services (GTS)
Global Business Services (GBS)
Software Group (SWG)
45,000 worldwide
Systems & Technology Group (STG)
Sales and Distribution (S&D)
Communi-cations
Telecommunications
Media & Entertainment
Utilities & Energy
Distribution
Retail
Consumer Packaged Goods (CPG)
Travel &Transportation
Life Sciences/ Pharmaceutical
Financial Services
Banking
Financial Markets
Insurance
Industrial
Automotive
Aerospace & Defense
Chemical & Petroleum
Electronics
Public
Government
Education
Healthcare
Small and Medium Business (SMB)
Direct
-Face-to-Face
-Teleweb
-ibm.com
Indirect
-Business Partners
-Alliances
Americas 157,000
18,700 sales people
Northeast Europe 61,000
12,600 sales people
Southwest Europe 32,000
7,800 sales people
Asia & Japan 135,000
10,000 AP sales people
5,000 JP sales people
Communications, Legal, IT, Human Resources, Finance
Marketing / Strategy / Sales Operations

4

Confidential

© 2008 IBM Corporation

IBM SWG – WebSphere Software © 2008 IBM Corporation 5 Confidential “If you step back for a second, we didn’t get here because of one year... our timelines tend to be a bit longer than that and a lot of results you saw in 2007 were the result of strategic shifts we've made in the IBM company.“ IBM’s Long-term Leadership Five key factors that differentiate IBM in the industry and for our clients: 1. Global Reach and Scale: We serve clients in 170 countries and achieved 63 percent of our 2007 revenue from outside the United States. 2. Infrastructure: The data center is going through its most fundamental transformation in decades, a shift on which IBM is ideally positioned to capitalize. 3. Technology: We have invested more than $29 billion in research and development over the past five years; spent more than $20 billion acquiring more than 60 companies to add to our portfolio of products and expertise. 2007 was our 15th consecutive year of U.S. patent leadership. 4. Client Value: Even in tough economic times, clients are making a greater share of investment with IBM because of our unique value proposition, including global reach and scale, leading products, unique industry knowledge and business process expertise. 5. Financial Strength: Driving profitable growth and generating strong cash returns means that we can return value to our shareholders and invest in growth opportunities - Samuel Palmisano, IBM Chairman and Chief Executive Officer

IBM SWG – WebSphere Software © 2008 IBM Corporation 6 Confidential IBM’s software business $6.0B $20.0B IBM Software $14.5B $98.8B IBM Total 2007 Pre Tax Income 2007 Revenue IBM Revenue IBM Pre Tax Income Software Software Source: IBM Earnings Publication, January 18, 2007 Services, HW... Services, HW... 20% 41%

IBM SWG – WebSphere Software © 2008 IBM Corporation 7 Confidential Software Group is a technology company 2007 Software Development Spending $3.0B Software Products 13,200 Product Families 600 Software Patents 12,500+ Software Group Development Employees 26,000 IBM Fellows 12 Distinguished Engineers 96 Senior Technical Staff Members 262 Field Technical Employees 4,000 Software Certified IT Architects 350 Certified IT Specialists 1,644 Lab Services 3,300 Lab Person Years on Customer Engagements 4,000/yr

IBM SWG – WebSphere Software

A Global Team of IBM Software Group Developers

AG	16,000
NE/SW IOT	4,000
AP	6,000
Total	26,000


Canada – 2,439
Toronto, Ottawa, Montreal, Victoria
Boston Area – 1,686
Pittsburg – 35
Poughkeepsie – 236
Providence - 20
Somers – 98
Southbury - 33
NY, NY 33
Cork – 114
Dublin – 310
Galway - 36
Staines - 224
Hursley – 1,291
Delft - 54
Krakow – 220
Warsaw - 30
Boeblingen- 543
Paris-81
Rome - 319
Haifa – 140
Cairo - 284
China – 2,821
Yamato -476
Taiwan -405
India – 2,177
Bangalore
Pune
Hyderabad
Gurgaon
Malaysia - 87
Perth - 135
Gold Coast -134
Sydney -46
Canberra- 21
Beaverton – 135
Bellevue – 25
Kirkland - 92
Seattle – 34
Burlingame – 153
San Francisco – 74
SVL/San Jose – 1,804
Agoura Hills – 70
El Segundo - 61
Costa Mesa - 341
Las Vegas – 38
Rochester, MN -177
Boulder -43
Denver - 57
Lenexa,KA 124
Tucson -114
Pheonix – 40
Austin – 1,210
Dallas - 43
Fairfax - 78
Raleigh 2,482
Charlotte- 40
Lexington, KY – 44
Atlanta – 53
Bethesda - 21
Boca Raton -181
Tampa - 24
Sao Paulo 78

*71 Major labs represented on map
All Locations as of December 2007

8

Confidential

© 2008 IBM Corporation

IBM SWG – WebSphere Software © 2008 IBM Corporation 9 Confidential AIM: Key to IBM Software Group Success IBM Corporation Global Services Business Consulting Services Integrated Operations Information Technology Services EMEA North East EMEA South West Americas Group (AG) Asia Pacific (AP) Geographies Systems & Technology Group pSeries xSeries iSeries zSeries System Storage Software Group Info Mgmt Rational AIM Lotus Tivoli Communications Public Industrial Financial Services Sectors Distribution SMB

IBM SWG – WebSphere Software IBM

WebSphere/SOA Software At-a-Glance

- Thirty-nine consecutive quarters of growth for the WebSphere family – the "SOA runtime platform of choice."
- More than 100,000 companies worldwide use WebSphere software.
- More than 10,000 ISVs offer applications that connect with WebSphere products.
- 8,000+ IBM Application & Integration Middleware (AIM) employees worldwide
- IBM continues to build its community of two million WebSphere developers
- Unprecedented third-party recognition and validation from analysts.
- IBM SOA has been ranked #1 by WinterGreen Research
- IBM SOA Centers are located in Austin, Beijing, Delhi, Hursley
- SOA Development Centers: Pune and Beijing.
- SOA Leadership Centers are in Dubai, La Gaude, Rome.

10
Confidential
© 2008 IBM Corporation

IBM SWG – WebSphere Software © 2008 IBM Corporation 11 Confidential Recent WebSphere Acquisition History April 2008 Market-data Delivery Platform InfoDyne January 2008 Business Event Processing AptSoft October 2000 B2B E-Commerce OpenOrders September 2001 EAI CrossWorlds September 2002 Business process management Holosofx March 2004 Information management middleware Trigo Technologies May 2005 Open source application server Gluecode October 2005 SOA Security Appliances DataPower August 2006 Industry-specific SOA Webify Solutions Year Business Focus Company

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.